UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Boqii Holding Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

09950L104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09950L104	13G

1)	NAMES OF REPORTING PERSONS

Raumier Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER	4,842,587
	6)	SHARED VOTING POWER	-0-
	7)	SOLE DISPOSITIVE POWER	4,842,587
	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,842,587
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.8%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 2 of 8 Pages

CUSIP No. 09950L104	13G

1)	NAMES OF REPORTING PERSONS

Brunei Investment Agency
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Brunei

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER	4,842,587
	6)	SHARED VOTING POWER	-0-
	7)	SOLE DISPOSITIVE POWER	4,842,587
	8)	SHARED DISPOSITIVE POWER	-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,842,587
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 8.8%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 8 Pages

Item 1(a).	Name of Issuer:

Boqii Holding Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement is being filed by Raumier Limited and Brunei Investment Agency with respect to 4,842,587 Class A ordinary shares of Boqii Holding Limited that are directly beneficially owned by Raumier Limited and indirectly beneficially owned by Brunei Investment Agency as the 100% beneficial owner of Raumier Limited.

The shares in Raumier Limited are owned of record 50% by Premier Circle Limited and 50% by Second Circle Limited; however, Premier Circle Limited and Second Circle Limited are the record owners of such shares in Raumier Limited solely as nominee and in trust for Brunei Investment Agency, which is the sole beneficial owner of such shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of Raumier Limited is 26 New Street, St Helier, Jersey JE2 3RA. The principal business office address of Brunei Investment Agency is Level 12, Ministry of Finance & Economy Building, Commonwealth Drive, Jalan Kebangsaan BB3910, Brunei Darussalam.

Item 2(c).	Citizenship:

Raumier Limited is a private limited company organized under the laws of Jersey. Brunei Investment Agency is a body corporate established by the Brunei Investment Agency Act (Chapter 137 of the Laws of Brunei).

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.001 per share

Page 4 of 8 Pages

Item 2(e).	CUSIP Number:

09950L104

Item 3.	Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:	4,842,587

(b)	Percent of class:	8.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	4,842,587

(ii)	Shared power to vote or to direct the vote	-0-

(iii)	Sole power to dispose or to direct the disposition of	4,842,587

(iv)	Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership described above is calculated based on a total of 55,027,531 Class A ordinary shares issued and outstanding as of December 31, 2020, as provided by the Issuer.

The number of shares beneficially owned represents 7.1% of the total ordinary shares of the Issuer, calculated based on a total of 68,065,260 ordinary shares (consisting of 55,027,531 Class A ordinary shares and 13,037,729 Class B ordinary shares) issued and outstanding as of December 31, 2020, as provided by the Issuer, and 1.5% of the total outstanding voting power of the ordinary shares of the Issuer, calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Page 5 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, the undersigned Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

RAUMIER LIMITED

	By:	/s/ Norakerteni Muhammad
Name: Norakerteni Muhammad
Title: Director

BRUNEI INVESTMENT AGENCY

	By:	/s/ Sofian Md Jani
Name: Sofian Md Jani
Title: Acting Managing Director

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement

Page 8 of 8 Pages